Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015	April 30, 2015	April 30, 2016	April 30, 2015
Interest, Dividend and Fee Income
Loans	$3,085	$3,066	$2,866	$2,842	$2,717	$6,151	$5,555
Securities	413	423	417	417	409	836	871
Deposits with banks	53	61	51	47	45	114	92
	3,551	3,550	3,334	3,306	3,171	7,101	6,518
Interest Expense
Deposits	711	689	641	664	664	1,400	1,376
Subordinated debt	48	46	41	42	44	94	88
Other liabilities	372	335	341	373	403	707	829
	1,131	1,070	1,023	1,079	1,111	2,201	2,293
Net Interest Income	2,420	2,480	2,311	2,227	2,060	4,900	4,225
Non-Interest Revenue
Securities commissions and fees	229	227	227	224	225	456	450
Deposit and payment service charges	278	280	280	276	262	558	521
Trading revenues	323	227	206	269	319	550	512
Lending fees	214	211	191	195	181	425	351
Card fees	104	108	126	114	114	212	220
Investment management and custodial fees	381	391	384	398	391	772	770
Mutual fund revenues	337	346	349	355	353	683	673
Underwriting and advisory fees	177	166	146	207	182	343	353
Securities gains, other than trading	6	36	12	50	70	42	109
Foreign exchange, other than trading	17	60	31	46	33	77	95
Insurance revenue	543	443	388	342	210	986	1,032
Investments in associates and joint ventures	(63)	59	56	45	52	(4)	106
Other	135	41	275	78	74	176	164
	2,681	2,595	2,671	2,599	2,466	5,276	5,356
Total Revenue	5,101	5,075	4,982	4,826	4,526	10,176	9,581
Provision for Credit Losses	201	183	128	160	161	384	324
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	407	366	265	218	24	773	771
Non-Interest Expense
Employee compensation	1,904	1,904	1,721	1,726	1,843	3,808	3,634
Premises and equipment	605	556	585	519	533	1,161	1,033
Amortization of intangible assets	110	111	110	105	100	221	196
Travel and business development	161	150	177	148	138	311	280
Communications	80	74	80	76	83	154	158
Business and capital taxes	12	14	13	10	10	26	22
Professional fees	125	138	153	141	149	263	301
Other	315	323	254	246	256	638	494
	3,312	3,270	3,093	2,971	3,112	6,582	6,118
Income Before Provision for Income Taxes	1,181	1,256	1,496	1,477	1,229	2,437	2,368
Provision for income taxes	208	188	282	285	230	396	369
Net Income	$973	$1,068	$1,214	$1,192	$999	$2,041	$1,999
Attributable to:
Bank shareholders	973	1,060	1,206	1,185	993	2,033	1,979
Non-controlling interest in subsidiaries	-	8	8	7	6	8	20
Net Income	$973	$1,068	$1,214	$1,192	$999	$2,041	$1,999
Earnings Per Share (Canadian $)
Basic	$1.46	$1.59	$1.83	$1.81	$1.49	$3.04	$2.96
Diluted	1.45	1.58	1.83	1.80	1.49	3.03	2.95
Dividends per common share	0.84	0.84	0.82	0.82	0.80	1.68	1.60

 The accompanying notes are an integral part of these interim consolidated financial statements.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

36 BMO Financial Group Second Quarter Report 2016

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the six months ended
	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015	April 30, 2015	April 30, 2016	April 30, 2015
Net Income	$973	$1,068	$1,214	$1,192	$999	$2,041	$1,999
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	85	(6)	(164)	6	(6)	79	(8)
Reclassification to earnings of (gains) in the period (2)	(3)	(17)	(2)	(27)	(22)	(20)	(36)
	82	(23)	(166)	(21)	(28)	59	(44)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	(289)	269	47	168	(282)	(20)	313
Reclassification to earnings of (gains) losses on cash flow hedges (4)	5	(14)	(10)	(13)	(9)	(9)	(34)
	(284)	255	37	155	(291)	(29)	279
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(2,801)	1,623	(35)	1,866	(1,128)	(1,178)	1,356
Unrealized gains (losses) on hedges of net foreign operations (5)	353	(124)	(58)	(349)	103	229	(75)
	(2,448)	1,499	(93)	1,517	(1,025)	(949)	1,281
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(153)	(169)	108	106	212	(322)	(14)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(196)	84	73	46	(17)	(112)	1
	(349)	(85)	181	152	195	(434)	(13)
Other Comprehensive Income (Loss), net of taxes	(2,999)	1,646	(41)	1,803	(1,149)	(1,353)	1,503
Total Comprehensive Income (Loss)	$(2,026)	$2,714	$1,173	$2,995	$(150)	$688	$3,502
Attributable to:
Bank shareholders	(2,026)	2,706	1,165	2,988	(156)	680	3,482
Non-controlling interest in subsidiaries	-	8	8	7	6	8	20
Total Comprehensive Income (Loss)	$(2,026)	$2,714	$1,173	$2,995	$(150)	$688	$3,502

  (1) Net of income tax (provision) recovery of $(34), $(2), $62, $1, $13 for the three months ended, and $(36), $nil for the six months ended, respectively.

  (2) Net of income tax provision of $0, $9, $1, $9, $3 for the three months ended, and $9, $14 for the six months ended, respectively.

  (3) Net of income tax (provision) recovery of $98, $(106), $(26), $(60), $105 for the three months ended, and $(8), $(102) for the six months ended, respectively.

  (4) Net of income tax provision (recovery) of $(2), $4, $3, $5, $0 for the three months ended, and $2, $6 for the six months ended, respectively.

  (5) Net of income tax (provision) recovery of $(118), $43, $19, $124, $(40) for the three months ended, and $(75), $24 for the six months ended, respectively.

  (6) Net of income tax (provision) recovery of $55, $62, $(25), $(34), $(84) for the three months ended, and $117, $8 for the six months ended, respectively.

  (7) Net of income tax (provision) recovery of $70, $(30), $(26), $(17), $6 for the three months ended, and $40, $0 for the six months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2016 37

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015	April 30, 2015
Assets
Cash and Cash Equivalents	$36,111	$38,961	$40,295	$48,722	$40,403
Interest Bearing Deposits with Banks	7,386	7,433	7,382	8,022	7,256
Securities
Trading	78,960	75,488	72,460	81,286	82,031
Available-for-sale	49,690	52,321	48,006	47,981	49,340
Held-to-maturity	8,401	9,325	9,432	9,830	10,015
Other	1,145	1,367	1,020	1,012	1,060
	138,196	138,501	130,918	140,109	142,446
Securities Borrowed or Purchased Under Resale Agreements	81,890	83,603	68,066	74,684	64,576
Loans
Residential mortgages	106,641	107,026	105,918	104,547	101,839
Consumer instalment and other personal	63,831	65,886	65,598	65,702	64,273
Credit cards	7,918	7,896	7,980	8,004	7,896
Businesses and governments	165,192	166,141	145,076	141,941	132,153
	343,582	346,949	324,572	320,194	306,161
Allowance for credit losses	(1,894)	(1,951)	(1,855)	(1,811)	(1,758)
	341,688	344,998	322,717	318,383	304,403
Other Assets
Derivative instruments	40,585	49,233	38,238	48,068	39,831
Customers’ liability under acceptances	12,091	11,345	11,307	10,796	11,453
Premises and equipment	2,230	2,339	2,285	2,279	2,274
Goodwill	6,149	6,787	6,069	6,111	5,646
Intangible assets	2,178	2,306	2,208	2,227	2,136
Current tax assets	736	735	561	600	596
Deferred tax assets	3,115	3,360	3,162	3,248	3,174
Other	9,103	9,692	8,673	9,193	9,081
	76,187	85,797	72,503	82,522	74,191
Total Assets	$681,458	$699,293	$641,881	$672,442	$633,275
Liabilities and Equity
Deposits
Banks	$35,132	$36,255	$32,609	$35,260	$32,979
Businesses and governments	255,026	278,467	258,144	267,505	250,623
Individuals	154,635	156,114	147,416	144,852	140,629
	444,793	470,836	438,169	447,617	424,231
Other Liabilities
Derivative instruments	45,979	52,619	42,639	50,011	44,237
Acceptances	12,091	11,345	11,307	10,796	11,453
Securities sold but not yet purchased	27,071	24,208	21,226	27,813	25,908
Securities lent or sold under repurchase agreements	59,193	49,670	39,891	47,644	42,039
Current tax liabilities	45	128	102	195	211
Deferred tax liabilities	253	248	265	177	188
Other	48,358	43,365	43,953	45,072	44,170
	192,990	181,583	159,383	181,708	168,206
Subordinated Debt	4,643	5,250	4,416	4,433	4,435
Equity
Preferred shares	3,240	3,240	3,240	2,640	2,640
Common shares	12,370	12,352	12,313	12,296	12,330
Contributed surplus	298	298	299	302	303
Retained earnings	19,806	19,409	18,930	18,281	17,765
Accumulated other comprehensive income	3,287	6,286	4,640	4,681	2,878
Total shareholders’ equity	39,001	41,585	39,422	38,200	35,916
Non-controlling interest in subsidiaries	31	39	491	484	487
Total Equity	39,032	41,624	39,913	38,684	36,403
Total Liabilities and Equity	$681,458	$699,293	$641,881	$672,442	$633,275

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

38 BMO Financial Group Second Quarter Report 2016

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Preferred Shares
Balance at beginning of period	$3,240	$3,040	$3,240	$3,040
Redeemed during the period	-	(400)	-	(400)
Balance at End of Period	3,240	2,640	3,240	2,640
Common Shares
Balance at beginning of period	12,352	12,373	12,313	12,357
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	-	-	57
Issued under the Stock Option Plan	18	15	57	31
Repurchased for cancellation	-	(58)	-	(115)
Balance at End of Period	12,370	12,330	12,370	12,330
Contributed Surplus
Balance at beginning of period	298	303	299	304
Stock option expense/exercised	-	(1)	(2)	1
Other	-	1	1	(2)
Balance at End of Period	298	303	298	303
Retained Earnings
Balance at beginning of period	19,409	17,489	18,930	17,237
Net income attributable to bank shareholders	973	993	2,033	1,979
Dividends – Preferred shares	(35)	(31)	(76)	(64)
– Common shares	(541)	(515)	(1,081)	(1,033)
Common shares repurchased for cancellation	-	(171)	-	(354)
Balance at End of Period	19,806	17,765	19,806	17,765
Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	(98)	140	(75)	156
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	85	(6)	79	(8)
Reclassification to earnings of (gains) in the period (2)	(3)	(22)	(20)	(36)
Balance at End of Period	(16)	112	(16)	112
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	867	711	612	141
Gains (losses) on cash flow hedges arising during the period (3)	(289)	(282)	(20)	313
Reclassification to earnings of (gains) losses in the period (4)	5	(9)	(9)	(34)
Balance at End of Period	583	420	583	420
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	5,572	3,674	4,073	1,368
Unrealized gains (losses) on translation of net foreign operations	(2,801)	(1,128)	(1,178)	1,356
Unrealized gains (losses) on hedges of net foreign operations (5)	353	103	229	(75)
Balance at End of Period	3,124	2,649	3,124	2,649
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(259)	(516)	(90)	(290)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(153)	212	(322)	(14)
Balance at End of Period	(412)	(304)	(412)	(304)
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	204	18	120	-
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(196)	(17)	(112)	1
Balance at End of Period	8	1	8	1
Total Accumulated Other Comprehensive Income	3,287	2,878	3,287	2,878
Total Shareholders’ Equity	$39,001	$35,916	$39,001	$35,916
Non-controlling Interest in Subsidiaries
Balance at beginning of period	39	483	491	1,091
Net income attributable to non-controlling interest	-	6	8	20
Dividends to non-controlling interest	-	-	(10)	(27)
Redemption of capital trust securities	-	-	(450)	(600)
Other	(8)	(2)	(8)	3
Balance at End of Period	31	487	31	487
Total Equity	$39,032	$36,403	$39,032	$36,403

 (1) Net of income tax (provision) recovery of $(34), $13, $(36), $nil for the three and six months ended, respectively.

 (2) Net of income tax provision of $0, $3, $9, $14 for the three and six months ended, respectively.

 (3) Net of income tax (provision) recovery of $98, $105, $(8), $(102) for the three and six months ended, respectively.

 (4) Net of income tax provision (recovery) of $(2), $0, $2, $6 for the three and six months ended, respectively.

 (5) Net of income tax (provision) recovery of $(118), $(40), $(75), $24 for the three and six months ended, respectively.

 (6) Net of income tax (provision) recovery of $55, $(84), $117, $8 for the three and six months ended, respectively.

 (7) Net of income tax recovery of $70, $6, $40, $0 for the three and six months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2016 39

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Cash Flows from Operating Activities
Net Income	$973	$999	$2,041	$1,999
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	3	4	7	5
Net (gain) on securities, other than trading	(9)	(74)	(49)	(114)
Net (increase) decrease in trading securities	(5,374)	5,817	(7,295)	4,277
Provision for credit losses	201	161	384	324
Change in derivative instruments – (increase) decrease in derivative asset	12,714	26,250	(1,890)	(7,875)
– increase (decrease) in derivative liability	(10,626)	(22,356)	3,387	11,086
Amortization of premises and equipment	95	96	190	188
Amortization of other assets	59	-	100	-
Amortization of intangible assets	110	100	221	196
Net (increase) decrease in deferred income tax asset	(21)	133	(46)	8
Net increase (decrease) in deferred income tax liability	12	30	(4)	7
Net (increase) decrease in current income tax asset	(148)	(69)	(264)	103
Net (decrease) in current income tax liability	(79)	(48)	(52)	(26)
Change in accrued interest – (increase) decrease in interest receivable	(98)	30	(84)	76
– increase (decrease) in interest payable	105	30	37	(65)
Changes in other items and accruals, net	(1,690)	(2,902)	(914)	2,042
Net increase (decrease) in deposits	(1,478)	6,713	13,735	14,175
Net (increase) in loans	(11,541)	(3,544)	(14,722)	(5,830)
Net increase (decrease) in securities sold but not yet purchased	3,901	(3,601)	6,396	(1,729)
Net increase (decrease) in securities lent or sold under repurchase agreements	13,898	(5,934)	20,986	25
Net (increase) in securities borrowed or purchased under resale agreements	(3,968)	(771)	(15,706)	(8,004)
Net Cash Provided (Used in) by Operating Activities	(2,961)	1,064	6,458	10,868
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	3,131	(9)	3,122	(18)
Proceeds from issuance (maturity) of Covered Bonds	2,148	-	2,334	2,748
Proceeds from issuance (repayment) of subordinated debt	(700)	(500)	300	(500)
Redemption of preferred shares	-	(400)	-	(400)
Redemption of capital trust securities	-	-	(450)	(600)
Proceeds from issuance of common shares	18	14	57	32
Common shares repurchased for cancellation	-	(229)	-	(469)
Cash dividends paid	(580)	(550)	(1,137)	(1,039)
Cash dividends paid to non-controlling interest	-	-	(10)	(27)
Net Cash Provided by (Used in) Financing Activities	4,017	(1,674)	4,216	(273)
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(498)	(1,147)	(198)	(744)
Purchases of securities, other than trading	(5,881)	(4,108)	(13,527)	(8,387)
Maturities of securities, other than trading	1,115	937	2,973	2,056
Proceeds from sales of securities, other than trading	4,631	3,102	8,666	6,438
Premises and equipment – net (purchases)	(105)	(93)	(178)	(103)
Purchased and developed software – net (purchases)	(94)	(74)	(189)	(153)
Acquisitions	-	-	(12,078)	-
Net Cash (Used in) Investing Activities	(832)	(1,383)	(14,531)	(893)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(3,074)	(1,964)	(327)	2,315
Net increase (decrease) in Cash and Cash Equivalents	(2,850)	(3,957)	(4,184)	12,017
Cash and Cash Equivalents at Beginning of Period	38,961	44,360	40,295	28,386
Cash and Cash Equivalents at End of Period	$36,111	$40,403	$36,111	$40,403
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,049	$1,091	$2,172	$2,344
Amount of income taxes paid in the period	$242	$134	$626	$340
Amount of interest and dividend income received in the period	$3,536	$3,240	$7,067	$6,557

 The accompanying notes are an integral part of these interim consolidated financial statements.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

40 BMO Financial Group Second Quarter Report 2016

Notes to Consolidated Financial Statements

April 30, 2016 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2015, and as noted in Note 1 to our first quarter unaudited interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2015 as set out on pages 140 to 201 of our 2015 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 25, 2016.

Future changes in IFRS

In April 2016, the IASB issued clarifications to IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which provides additional clarity on revenue recognition related to identifying performance obligations, application guidance on principal versus agent and licenses of intellectual property. We will be adopting IFRS 15 effective for our fiscal year beginning November 1, 2018. We are currently assessing the impact of the standard on our future financial reporting.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				April 30, 2016				October 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	7,460	73	8	7,525	7,906	78	14	7,970
Canadian provincial and municipal governments	5,107	82	17	5,172	4,890	68	33	4,925
U.S. federal government	4,234	52	6	4,280	1,750	9	5	1,754
U.S. states, municipalities and agencies	5,246	84	6	5,324	6,026	65	6	6,085
Other governments	4,909	17	4	4,922	5,404	11	3	5,412
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	3,004	17	8	3,013	2,994	22	12	3,004
Mortgage-backed securities and collateralized mortgage obligations – U.S.	8,912	55	11	8,956	9,165	35	12	9,188
Corporate debt	8,877	83	7	8,953	7,909	61	15	7,955
Corporate equity	1,471	104	30	1,545	1,648	117	52	1,713
Total	49,220	567	97	49,690	47,692	466	152	48,006

  (1)  These amounts are supported by insured mortgages.

BMO Financial Group Second Quarter Report 2016 41

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the three months ended	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Impairment Allowances (Specific ACL), beginning of period	71	83	132	104	226	268	429	455
Amounts written off	(9)	(15)	(164)	(172)	(77)	(87)	(250)	(274)
Recoveries of amounts written off in previous periods	3	8	44	40	60	47	107	95
Charge to income statement (Specific PCL)	9	13	132	137	60	11	201	161
Foreign exchange and other movements	(10)	(12)	(13)	9	(24)	(50)	(47)	(53)
Specific ACL, end of period	64	77	131	118	245	189	440	384
Collective ACL, beginning of period	98	86	746	697	873	855	1,717	1,638
Charge (recovery) to income statement (Collective PCL)	(15)	(3)	(51)	(18)	66	21	-	-
Foreign exchange and other movements	(6)	(3)	(23)	(11)	(55)	(30)	(84)	(44)
Collective ACL, end of period	77	80	672	668	884	846	1,633	1,594
Total ACL	141	157	803	786	1,129	1,035	2,073	1,978
Comprised of: Loans	112	134	803	786	979	838	1,894	1,758
Other credit instruments	29	23	-	-	150	197	179	220
(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2016	2015	2016	2015	2016	2015	2016	2015
Impairment Allowances (Specific ACL), beginning of period	69	88	113	99	210	237	392	424
Amounts written off	(24)	(32)	(331)	(342)	(126)	(161)	(481)	(535)
Recoveries of amounts written off in previous periods	10	11	80	79	104	107	194	197
Charge to income statement (Specific PCL)	19	24	281	272	84	28	384	324
Foreign exchange and other movements	(10)	(14)	(12)	10	(27)	(22)	(49)	(26)
Specific ACL, end of period	64	77	131	118	245	189	440	384
Collective ACL, beginning of period	111	83	714	678	835	781	1,660	1,542
Charge (recovery) to income statement (Collective PCL)	(33)	(8)	(34)	(22)	67	30	-	-
Foreign exchange and other movements	(1)	5	(8)	12	(18)	35	(27)	52
Collective ACL, end of period	77	80	672	668	884	846	1,633	1,594
Total ACL	141	157	803	786	1,129	1,035	2,073	1,978
Comprised of: Loans	112	134	803	786	979	838	1,894	1,758
Other credit instruments	29	23	-	-	150	197	179	220

Interest income on impaired loans of $21 million and $36 million was recognized for the three and six months ended April 30, 2016, respectively ($17 million and $42 million for the three and six months ended April 30, 2015, respectively).

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Renegotiated Loans

The carrying value of our renegotiated loans was $881 million as at April 30, 2016 ($730 million as at October 31, 2015), with $393 million classified as performing as at April 30, 2016 ($361 million as at October 31, 2015). Renegotiated loans of $5 million and $41 million were written off in the three and six months ended April 30, 2016 ($42 million in the year ended October 31, 2015).

Purchased Performing Loans

On December 1, 2015, we acquired GE Capital Transportation Finance (“BMO TF”) which added $10,688 million of performing loans net of an $81 million credit mark and a $41 million interest rate premium to our Consolidated Balance Sheet. The acquired loans are accounted for consistently with our existing purchased performing loans.

The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and six months ended April 30, 2016 was $5 million and $7 million, respectively ($7 million and $15 million for the three and six months ended April 30, 2015, respectively). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance for these loans is exhausted. Any additional decrease will be recorded in net interest income.

42 BMO Financial Group Second Quarter Report 2016

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and six months ended April 30, 2016 was a recovery of $27 million and $11 million, respectively, in the collective provision for credit losses and $9 million and $19 million in net interest income, respectively ($2 million recovery and $15 million expense in the collective provision for credit losses and $nil and $nil in net interest income, respectively, for the three and six months ended April 30, 2015).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the three and six months ended April 30, 2016 was $2 million and $3 million, respectively ($4 million and $8 million, respectively, for the three and six months ended April 30, 2015).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the three and six months ended April 30, 2016 was $9 million and $22 million, respectively ($5 million and $28 million, respectively, for the three and six months ended April 30, 2015).

For all performing loans, the interest rate premium is amortized to net interest income over the expected life of the loan using the effective interest rate method. The impact to net interest income of amortization and repayments for the three and six months ended April 30, 2016 is an expense of $14 million and $28 million, respectively ($12 million and $22 million expense for the three and six months ended April 30, 2015, respectively).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three and six months ended April 30, 2016 was $10 million and $10 million, respectively ($3 million and $3 million recovery for the three and six months ended April 30, 2015).

As at April 30, 2016, the amount of purchased performing loans on the balance sheet was $11,099 million ($4,993 million as at October 31, 2015). As at April 30, 2016, the credit mark remaining on performing term loans and revolving loans was $279 million and $64 million, respectively ($258 million and $75 million, respectively, as at October 31, 2015). Of the total credit mark for performing loans of $343 million, $187 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $156 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI loans”)

On December 1, 2015, we recorded $105 million of purchased credit impaired loans, net of a $19 million credit mark, related to our acquisition of BMO TF. The acquired assets are accounted for consistently with our existing PCI loans. The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and six month periods ended April 30, 2016 was a $19 million and $48 million recovery in the specific provision for credit losses, respectively ($26 million and $55 million of recovery, respectively, for the three and six months ended April 30, 2015).

As at April 30, 2016, the amount of PCI loans remaining on the balance sheet was $310 million ($383 million as at October 31, 2015). As at April 30, 2016, the remaining credit mark related to PCI loans was $6 million ($nil at October 31, 2015).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and six months ended April 30, 2016, we recorded net recoveries of $7 million and $13 million, respectively (net provisions of $21 million and $32 million, respectively, for the three and six months ended April 30, 2015). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

BMO Financial Group Second Quarter Report 2016 43

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives, and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and stability in earnings. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Note 5: Transfer of Assets

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

		April 30,		October 31,
(Canadian $ in millions)		2016 (1)		2015
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	6,425		7,458
Other related assets (2)	11,220		10,181
Total	17,645	17,180	17,639	17,199

 (1) The fair value of the securitized assets is $17,757 million and the fair value of the associated liabilities is $17,629 million, for a net position of $128 million as at April 30, 2016 ($17,785 million, $17,666 million, and $119 million, respectively, as at October 31, 2015). Securitized assets are those which we have transferred to third parties, including other related assets.

 (2) The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and six months ended April 30, 2016, we sold $1,161 million and $3,520 million, respectively, of loans to third-party securitization programs ($1,398 million and $2,799 million, respectively, for the three and six months ended April 30, 2015).

44 BMO Financial Group Second Quarter Report 2016

Note 6: Acquisitions

GE Capital Transportation Finance Business (“BMO TF”)

On December 1, 2015, we completed the acquisition of the net assets of GE Capital Transportation Finance business for cash consideration of US $9.0 billion (CAD $12.1 billion). The acquisition is consistent with our commercial banking activities in both Canada and the U.S. and will expand our commercial customer base. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our U.S. P&C and Canadian P&C reporting segments.

As part of this acquisition, we primarily acquired loans, assets subject to operating leases, intangible assets and goodwill. We recorded a credit mark of $100 million and an interest rate premium of $41 million on the acquired loan portfolio. Additionally we recorded a fair value adjustment of $72 million to reduce the value of the assets subject to operating leases. A dealer and customer relationship intangible is being amortized over a 15 year period on an accelerated basis, and a technology intangible asset is being amortized over five years on a straight line basis. Goodwill of $410 million related to this acquisition is deductible for tax purposes.

BMO TF contributed approximately 13% to revenue and expenses of U.S. P&C since acquisition.

The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2016
Total
Loans	10,793
Goodwill	410
Intangible assets	63
Other assets	1,087
Total assets	12,353
Other liabilities	275
Purchase price	12,078

  The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 7: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)		Total
	April 30, 2016	October 31, 2015	April 30, 2016	October 31, 2015	April 30, 2016	October 31, 2015	April 30, 2016	October 31, 2015	April 30, 2016	October 31, 2015
Deposits by:
Banks (1)	837	828	1,284	1,222	3,593	4,123	29,418	26,436	35,132	32,609
Businesses and governments	15,402	15,262	36,174	35,212	54,474	57,335	148,976	150,335	255,026	258,144
Individuals	3,178	3,095	16,551	15,095	84,179	83,081	50,727	46,145	154,635	147,416
Total (2) (3)	19,417	19,185	54,009	51,529	142,246	144,539	229,121	222,916	444,793	438,169
Booked in:
Canada	17,429	17,031	37,236	35,300	75,274	75,470	132,755	120,199	262,694	248,000
United States	1,310	1,517	16,664	16,091	66,149	68,396	68,756	76,980	152,879	162,984
Other countries	678	637	109	138	823	673	27,610	25,737	29,220	27,185
Total	19,417	19,185	54,009	51,529	142,246	144,539	229,121	222,916	444,793	438,169

 (1) Includes regulated and central banks.

 (2) Includes structured notes designated at fair value through profit or loss.

 (3) As at April 30, 2016 and October 31, 2015, total deposits payable on a fixed date included $32,141 million and $26,960 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2016 and October 31, 2015 are $216,603 million and $221,268 million, respectively, of deposits denominated in U.S. dollars, and $23,880 million and $19,898 million, respectively, of deposits denominated in other foreign currencies.

 (4) Includes $205,808 million of deposits, each greater than one hundred thousand dollars, of which $115,889 million were booked in Canada, $62,313 million were booked in the United States and $27,606 million were booked in other countries ($200,907 million, $103,101 million, $72,073 million and $25,733 million, respectively, as at October 31, 2015). Of the $115,889 million of deposits booked in Canada, $39,683 million mature in less than three months, $9,291 million mature in three to six months, $13,540 million mature in six to twelve months and $53,375 million mature after twelve months ($103,101 million, $36,434 million, $4,956 million, $11,916 million and $49,795 million, respectively, as at October 31, 2015).

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of various investment instruments, such as term deposits and guaranteed investment certificates, federal funds, commercial paper and covered bonds.

During the quarter ended April 30, 2016, we issued €1.5 billion of 0.125% Covered Bonds, Series CBL 8 due April 19, 2021.

During the quarter ended January 31, 2016, we issued €1.5 billion of 0.10% Covered Bonds, Series CBL 7 due January 14, 2019.

During the quarter ended January 31, 2016, U.S $1.5 billion of 2.625% Covered Bond, Series CB3 matured.

BMO Financial Group Second Quarter Report 2016 45

Note 8: Subordinated Debt

On December 8, 2015, we issued $1.0 billion of 3.34% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series H Medium-Term Notes Second Tranche, is due December 8, 2025. The notes reset to a floating rate on December 8, 2020. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

On April 21, 2016, we redeemed all of our outstanding $700 million Subordinated Debentures, Series D Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

On April 22, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

Note 9: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2016		October 31, 2015
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 14	10,000,000	250	10,000,000	250	not convertible
Class B – Series 15	10,000,000	250	10,000,000	250	not convertible
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - series 16	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	Class B - series 26	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - series 37	(2)(3)
		3,240		3,240
Common Shares (4)	643,557,487	12,370	642,583,341	12,313
Share Capital		15,610		15,553

 (1) For additional information refer to Notes 17 and 22 of our consolidated financial statements for the year ended October 31, 2015 on pages 170 to 184 of our 2015 Annual Report.

 (2) If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.

 (3) The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.

 (4) The stock options issued under the stock option plan are convertible into 11,419,149 common shares as at April 30, 2016 (12,111,153 common shares as at October 31, 2015).

Preferred Shares

On October 16, 2015, we issued 600,000 Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36, at a price of $1,000 per share, for gross proceeds of $600 million.

On July 29, 2015, we issued 6 million Non-Cumulative Perpetual Class B Preferred Shares, Series 35, at a price of $25 per share, for gross proceeds of $150 million.

On June 5, 2015, we issued 8 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 33, at a price of $25 per share, for gross proceeds of $200 million.

The Class B Preferred Shares, Series 33, Series 35 and Series 36, include a non-viability contingent capital provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.

On May 25, 2015, we redeemed all 14 million Non-Cumulative, Perpetual Class B Preferred Shares Series 13, at a redemption price of $25.25 per share, for gross redemption of $353 million.

On February 25, 2015, we redeemed all 16 million Non-Cumulative, 5-year Rate Reset Class B Preferred Shares Series 23 at a redemption price of $25.00 per share, for gross redemption of $400 million.

Common Shares

During the three and six months ended April 30, 2016, we did not repurchase any common shares. During the three and six months ended April 30, 2015, we repurchased 3 million and 6 million common shares at an average cost of $76.12 and $78.07 per share, totalling $229 million and $469 million, respectively.

On February 1, 2016, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to regulatory

46 BMO Financial Group Second Quarter Report 2016

approvals and to management discretion based on factors such as market conditions and capital adequacy. We will periodically consult with OSFI before making purchases under the bid.

Capital Trust Securities

On December 31, 2015, we redeemed all our BMO Capital Trust Securities – Series E (“BMO BOaTS – Series E”) at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus unpaid indicated distributions.

On December 31, 2014, we redeemed all our BMO Capital Trust Securities – Series D (“BMO BOaTS – Series D”) at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid indicated distributions.

Note 10: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2015 on pages 172 to 179 for further discussion on the determination of fair value.

		April 30, 2016		October 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	8,401	8,513	9,432	9,534
Other (1)	812	2,431	655	2,365
	9,213	10,944	10,087	11,899
Securities purchased under resale agreements (2)	67,612	67,667	55,626	54,979
Loans
Residential mortgages	106,641	106,721	105,918	106,322
Consumer instalment and other personal	63,831	63,040	65,598	64,668
Credit cards	7,918	7,662	7,980	7,728
Businesses and governments	165,192	163,308	145,076	143,387
	343,582	340,731	324,572	322,105

Deposits (3)	433,637	433,890	428,740	429,032
Securities sold under repurchase agreements (4)	52,513	53,087	33,576	33,704
Other liabilities (5)	23,055	23,556	22,497	23,025
Subordinated debt	4,643	4,776	4,416	4,590

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

 (1) Excluded from other securities is $333 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($365 million as at October 31, 2015).

 (2) Excludes $14,278 million of securities borrowed for which carrying value approximates fair value ($12,440 million as at October 31, 2015).

 (3) Excludes $11,156 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value ($9,429 million as at October 31, 2015).

 (4) Excludes $6,680 million of securities lent for which carrying value approximates fair value ($6,315 million as at October 31, 2015).

 (5) Other liabilities include securitization and structured entity liabilities and certain other liabilities of subsidiaries, other than deposits.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $236 million and an increase of $158 million in non-interest revenue, trading revenue and a decrease of $243 million and $143 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and six months ended April 30, 2016 (a decrease of $23 million and $126 million recorded in non-interest revenue, trading revenue, and a decrease of $19 million and an increase of less than $1 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and six months ended April 30, 2015). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to April 30, 2016 was an unrealized loss of approximately $76 million, of this an unrealized gain of less than $1 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision.

The fair value and notional amount due at contractual maturity of these structured notes as at April 30, 2016 were $11,156 million and $11,608 million, respectively ($9,429 million and $9,869 million, respectively, as at October 31, 2015). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at April 30, 2016 of $7,278 million ($6,961 million as at

BMO Financial Group Second Quarter Report 2016 47

October 31, 2015) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $138 million and $162 million in non-interest revenue, insurance revenue, respectively, for the three and six months ended April 30, 2016 (a decrease of $231 million and an increase of $304 million, respectively, for the three and six months ended April 30, 2015).

We designate the obligation related to certain investment contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at April 30, 2016 of $595 million ($525 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $1 million and $23 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and six months ended April 30, 2016 (a decrease of $13 million and an increase of $16 million, respectively, for the three and six months ended April 30, 2015). For the three and six months ended April 30, 2016, a decrease of $23 million and $9 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (a decrease of $4 million and an increase of $1 million, respectively, for the three and six months ended April 30, 2015). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

Included in securitization and structured entities liabilities are amounts related to the notes issued by our credit protection vehicle which have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at April 30, 2016 of $140 million ($139 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of less than $1 million and less than $1 million in non-interest revenue, trading revenues, respectively, for the three and six months ended April 30, 2016 (a decrease of less than $1 million and less than $1 million, respectively, for the three and six months ended April 30, 2015).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2016 of $333 million ($365 million as at October 31, 2015) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of less than $1 million and a decrease of $17 million, respectively, for the three and six months ended April 30, 2016 (a decrease of $4 million and $20 million, respectively, for the three and six months ended April 30, 2015).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

48 BMO Financial Group Second Quarter Report 2016

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)		April 30, 2016			October 31, 2015
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	13,066	1,372	-	12,342	1,512	-
Canadian provincial and municipal governments	3,647	3,938	-	3,183	3,568	-
U.S. federal government	6,121	166	-	2,937	314	-
U.S. states, municipalities and agencies	-	745	94	-	589	98
Other governments	330	42	-	396	15	-
Mortgage-backed securities and collateralized mortgage obligations	-	1,237	-	-	491	-
Corporate debt	609	9,946	149	328	8,717	243
Corporate equity	36,287	1,211	-	35,901	1,826	-
	60,060	18,657	243	55,087	17,032	341
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,595	1,930	-	4,988	2,982	-
Canadian provincial and municipal governments	3,097	2,075	-	2,658	2,267	-
U.S. federal government	4,280	-	-	1,754	-	-
U.S. states, municipalities and agencies	-	5,323	1	-	6,084	1
Other governments	2,588	2,334	-	2,328	3,084	-
Mortgage-backed securities and collateralized mortgage obligations	-	11,969	-	-	12,192	-
Corporate debt	5,995	2,954	4	5,977	1,972	6
Corporate equity	62	99	1,384	358	104	1,251
	21,617	26,684	1,389	18,063	28,685	1,258
Other Securities	-	-	333	-	-	365
Fair Value Liabilities
Securities sold but not yet purchased	26,204	867	-	19,499	1,727	-
Structured note liabilities and other note liabilities	-	11,304	-	-	9,577	-
Annuity liabilities	-	595	-	-	525	-
	26,204	12,766	-	19,499	11,829	-
Derivative Assets
Interest rate contracts	4	18,102	-	5	19,248	-
Foreign exchange contracts	79	20,099	-	18	16,281	-
Commodity contracts	515	979	-	605	1,062	-
Equity contracts	153	627	-	91	892	-
Credit default swaps	-	27	-	-	35	1
	751	39,834	-	719	37,518	1
Derivative Liabilities
Interest rate contracts	18	16,605	-	25	17,488	-
Foreign exchange contracts	43	24,501	-	15	20,091	-
Commodity contracts	339	1,620	-	380	2,391	-
Equity contracts	100	2,716	-	103	2,098	-
Credit default swaps	-	37	-	-	48	-
	500	45,479	-	523	42,116	-

BMO Financial Group Second Quarter Report 2016 49

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2016.

During the three and six months ended April 30, 2016, $6 million and $18 million, respectively, of trading securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and six months ended April 30, 2016, $27 million and $49 million, respectively, of trading securities, and $nil and $215 million, respectively, of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2016, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended April 30, 2016	Balance January 31, 2016	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2016	Change in unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	105	-	(11)	-	-	-	-	-	94	-
Corporate debt	209	-	(22)	-	-	(38)	-	-	149	-
Total trading securities	314	-	(33)	-	-	(38)	-	-	243	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	2	-	(1)	-	-	-	-	-	1	na
Corporate debt	5	-	-	-	(1)	-	-	-	4	na
Corporate equity	1,320	(13)	(126)	209	(6)	-	-	-	1,384	na
Total available-for-sale securities	1,327	(13)	(127)	209	(7)	-	-	-	1,389	na
Other Securities	363	-	(32)	6	(4)	-	-	-	333	-

 (1) Includes cash settlement of derivative assets and derivative liabilities.

 (2) Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on April 30, 2016 are included in earnings in the period.

 (3) Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.

 na – not applicable

		Change in fair value
For the six months ended April 30, 2016	Balance October 31, 2015	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2016	Change in unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	98	-	(4)	-	-	-	-	-	94	-
Corporate debt	243	-	(5)	-	-	(89)	-	-	149	-
Total trading securities	341	-	(9)	-	-	(89)	-	-	243	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	6	-	-	-	(1)	(1)	-	-	4	na
Corporate equity	1,251	(9)	(45)	230	(43)	-	-	-	1,384	na
Total available-for-sale securities	1,258	(9)	(45)	230	(44)	(1)	-	-	1,389	na
Other Securities	365	(17)	(11)	21	(25)	-	-	-	333	(16)
Derivative Assets
Credit default swaps	1	(1)	-	-	-	-	-	-	-	(1)

 (1) Includes cash settlement of derivative assets and derivative liabilities.

 (2) Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on April 30, 2016 are included in earnings in the period.

 (3) Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

 na – not applicable

50 BMO Financial Group Second Quarter Report 2016

Note 11: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at April 30, 2016. Our capital position as at April 30, 2016 is detailed in the Capital Management section on pages 12 to 14 of Management’s Discussion and Analysis of the Second Quarter 2016 Report to Shareholders.

Note 12: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2016 and 2015. During the six months ended April 30, 2016, we granted a total of 754,714 stock options (641,875 stock options during the six months ended April 30, 2015). The weighted-average fair value of options granted during the six months ended April 30, 2016 was $7.60 per option ($7.45 per option for the six months ended April 30, 2015).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2016	April 30, 2015
Expected dividend yield	5.5%	4.7%
Expected share price volatility	19.8% - 20.0%	16.9%-17.0%
Risk-free rate of return	1.3% - 1.4%	1.9%-2.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5-7.0
Exercise price ($)	77.23	78.09

 Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Benefits earned by employees	17	70	6	7
Net interest (income) expense on net defined benefit (asset) liability	(3)	(2)	13	12
Administrative expenses	1	1	-	-
Benefits expense	15	69	19	19
Canada and Quebec pension plan expense	23	23	-	-
Defined contribution expense	26	20	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	64	112	19	19

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Benefits earned by employees	87	140	12	14
Net interest (income) expense on net defined benefit (asset) liability	(5)	(3)	26	25
Administrative expenses	2	2	-	-
Benefits expense	84	139	38	39
Canada and Quebec pension plan expense	42	44	-	-
Defined contribution expense	55	47	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	181	230	38	39

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2016 51

Note 13: Earnings Per Share

Our basic earnings per share is calculated by dividing net income attributable, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present the bank’s basic and diluted earnings per share:

 Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2016	April 30, 2015	April 30, 2016	April 30, 2015
Net income attributable to bank shareholders	973	993	2,033	1,979
Dividends on preferred shares	(35)	(31)	(76)	(64)
Net income available to common shareholders	938	962	1,957	1,915
Average number of common shares outstanding (in thousands)	643,382	645,504	643,178	646,938
Basic earnings per share (Canadian $)	1.46	1.49	3.04	2.96
Diluted earnings per share
Net income available to common shareholders adjusted for dilution effect	938	962	1,957	1,915
Stock options potentially exercisable (1)	8,182	9,522	8,358	9,654
Common shares potentially repurchased	(6,217)	(7,171)	(6,394)	(7,144)
Average diluted number of common shares outstanding (in thousands)	645,347	647,855	645,142	649,448
Diluted earnings per share (Canadian $)	1.45	1.49	3.03	2.95

 (1) In computing diluted earnings per share we excluded average stock options outstanding of 2,396,256 and 2,279,909 with a weighted-average exercise price of $142.38 and $145.99, respectively, for the three and six months ended April 30, 2016 (1,994,844 and 1,892,106 with a weighted-average exercise price of $183.86 and $189.63 for the three and six months ended April 30, 2015) as the average share price for the period did not exceed the exercise price.

Note 14: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

Corporate Services results prior to 2016 reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO TF are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results from prior periods have been reclassified. For additional information refer to Note 27 of the consolidated financial statements for the year ended October 31, 2015 on pages 194 to 195 of the Annual Report.

52 BMO Financial Group Second Quarter Report 2016

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,222	876	149	378	(205)	2,420
Non-interest revenue	450	268	1,248	692	23	2,681
Total Revenue	1,672	1,144	1,397	1,070	(182)	5,101
Provision for credit losses	127	51	2	44	(23)	201
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	407	-	-	407
Amortization	69	111	58	26	-	264
Non-interest expense	772	616	758	607	295	3,048
Income before taxes and non-controlling interest in subsidiaries	704	366	172	393	(454)	1,181
Provision for income taxes	179	99	38	102	(210)	208
Reported net income	525	267	134	291	(244)	973
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	525	267	134	291	(244)	973
Average Assets	205,797	104,469	30,028	303,132	55,318	698,744

For the three months ended April 30, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,165	684	133	274	(196)	2,060
Non-interest revenue	440	195	1,055	737	39	2,466
Total Revenue	1,605	879	1,188	1,011	(157)	4,526
Provision for credit losses	143	18	1	5	(6)	161
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	24	-	-	24
Amortization	59	56	56	25	-	196
Non-interest expense	753	523	780	591	269	2,916
Income before taxes and non-controlling interest in subsidiaries	650	282	327	390	(420)	1,229
Provision for income taxes	165	75	89	94	(193)	230
Reported net income	485	207	238	296	(227)	999
Non-controlling interest in subsidiaries	-	-	-	-	6	6
Net Income attributable to bank shareholders	485	207	238	296	(233)	993
Average Assets	195,486	87,888	29,173	289,591	59,302	661,440

(Canadian $ in millions)
For the six months ended April 30, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,476	1,753	298	807	(434)	4,900
Non-interest revenue	921	530	2,536	1,283	6	5,276
Total Revenue	3,397	2,283	2,834	2,090	(428)	10,176
Provision for credit losses	267	116	4	52	(55)	384
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	773	-	-	773
Amortization	134	208	118	51	-	511
Non-interest expense	1,579	1,249	1,575	1,243	425	6,071
Income before taxes and non-controlling interest in subsidiaries	1,417	710	364	744	(798)	2,437
Provision for income taxes	363	192	82	193	(434)	396
Reported net income	1,054	518	282	551	(364)	2,041
Non-controlling interest in subsidiaries	-	-	1	-	7	8
Net Income attributable to bank shareholders	1,054	518	281	551	(371)	2,033
Average Assets	204,816	104,556	30,291	307,501	59,307	706,471

For the six months ended April 30, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,350	1,366	277	662	(430)	4,225
Non-interest revenue	883	374	2,693	1,269	137	5,356
Total Revenue	3,233	1,740	2,970	1,931	(293)	9,581
Provision for credit losses	275	58	3	14	(26)	324
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	771	-	-	771
Amortization	114	110	114	46	-	384
Non-interest expense	1,533	1,030	1,550	1,193	428	5,734
Income before taxes and non-controlling interest in subsidiaries	1,311	542	532	678	(695)	2,368
Provision for income taxes	323	143	135	162	(394)	369
Reported net income	988	399	397	516	(301)	1,999
Non-controlling interest in subsidiaries	-	-	-	-	20	20
Net Income attributable to bank shareholders	988	399	397	516	(321)	1,979
Average Assets	195,080	86,265	28,482	288,409	57,853	656,089

 (1)  Corporate Services includes Technology and Operations.

Revenue is presented on a taxable equivalent basis (“teb”) at the operating group level. This basis increases reported revenues and the reported provision for income taxes that would increase revenues on certain tax-exempt items to a level that incurs tax at the statutory rate with the offset to Corporate Services revenue and provision for income taxes.

BMO Financial Group Second Quarter Report 2016 53

Note 15: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 105-110 of our 2015 Annual Report.

(Canadian $ in millions)									April 30, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	35,320	-	-	-	-	-	-	-	791	36,111
Interest bearing deposits with banks	5,664	1,273	428	2	19	-	-	-	-	7,386
Securities
Trading	1,071	3,304	2,666	2,654	2,592	6,069	7,636	15,470	37,498	78,960
Available-for-sale	961	484	1,945	1,615	1,282	3,814	20,239	17,805	1,545	49,690
Held-to-maturity	35	212	312	-	304	1,881	2,181	3,476	-	8,401
Other	-	-	-	3	-	6	66	-	1,070	1,145
Total securities	2,067	4,000	4,923	4,272	4,178	11,770	30,122	36,751	40,113	138,196
Securities borrowed or purchased under resale agreements	63,446	13,787	2,600	1,556	501	-	-	-	-	81,890
Loans
Residential mortgages	1,645	2,447	4,011	2,901	3,991	18,898	63,614	9,134	-	106,641
Consumer instalment and other personal	444	824	1,265	843	865	4,007	23,874	8,392	23,317	63,831
Credit cards	-	-	-	-	-	-	-	-	7,918	7,918
Businesses and governments	6,730	11,596	6,992	4,664	18,410	17,660	58,385	10,209	30,546	165,192
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,894)	(1,894)
Total loans, net of allowance	8,819	14,867	12,268	8,408	23,266	40,565	145,873	27,735	59,887	341,688
Total other assets
Derivative instruments	3,366	3,204	1,269	1,699	1,272	4,740	10,743	14,292	-	40,585
Customers’ liability under acceptances	9,622	2,451	18	-	-	-	-	-	-	12,091
Other	1,250	436	75	5	-	-	5	3,871	17,869	23,511
Total other assets	14,238	6,091	1,362	1,704	1,272	4,740	10,748	18,163	17,869	76,187
Total Assets	129,554	40,018	21,581	15,942	29,236	57,075	186,743	82,649	118,660	681,458

54 BMO Financial Group Second Quarter Report 2016

(Canadian $ in millions)	April 30, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	14,715	6,667	5,770	1,348	719	59	61	79	5,714	35,132
Businesses and governments	26,792	29,419	18,549	13,338	6,917	16,857	27,007	10,097	106,050	255,026
Individuals	1,490	2,748	5,642	7,149	6,667	7,975	16,573	2,483	103,908	154,635
Total deposits	42,997	38,834	29,961	21,835	14,303	24,891	43,641	12,659	215,672	444,793
Other liabilities
Derivative instruments	4,260	5,209	2,331	2,744	1,970	5,026	11,081	13,358	-	45,979
Acceptances	9,622	2,451	18	-	-	-	-	-	-	12,091
Securities sold but not yet purchased	27,071	-	-	-	-	-	-	-	-	27,071
Securities lent or sold under repurchase agreements	58,611	241	341	-	-	-	-	-	-	59,193
Securitization and liabilities related to structured entities	849	1,751	347	1,772	504	3,965	8,491	4,627	-	22,306
Other	8,462	238	193	758	657	5,863	80	2,281	7,818	26,350
Total other liabilities	108,875	9,890	3,230	5,274	3,131	14,854	19,652	20,266	7,818	192,990
Subordinated debt	-	-	-	-	100	-	-	4,543	-	4,643
Total Equity	-	-	-	-	-	-	-	-	39,032	39,032
Total Liabilities and Equity	151,872	48,724	33,191	27,109	17,534	39,745	63,293	37,468	262,522	681,458

(1) Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)	April 30, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,013	4,321	4,190	4,580	13,361	15,922	63,888	2,074	-	109,349
Operating leases	31	62	93	87	85	316	692	617	-	1,983
Financial guarantee contracts (1)	5,564	-	-	-	-	-	-	-	-	5,564
Purchase obligations	52	103	149	131	115	306	223	103	-	1,182

 (1)  A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2016 55

(Canadian $ in millions)									October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	39,438	-	-	-	-	-	-	-	857	40,295
Interest bearing deposits with banks	5,077	1,728	411	94	70	2	-	-	-	7,382
Securities
Trading	954	1,432	633	3,900	2,241	3,639	5,993	15,940	37,728	72,460
Available-for-sale	1,260	1,198	995	590	2,434	4,641	18,699	16,476	1,713	48,006
Held-to-maturity	66	96	367	311	318	658	3,721	3,895	-	9,432
Other	3	-	-	-	-	-	61	13	943	1,020
Total securities	2,283	2,726	1,995	4,801	4,993	8,938	28,474	36,324	40,384	130,918
Securities borrowed or purchased under resale agreements	44,959	17,564	4,400	714	389	40	-	-	-	68,066
Loans
Residential mortgages	1,189	2,022	4,014	4,758	4,567	17,807	61,913	9,648	-	105,918
Consumer instalment and other personal	475	619	1,334	1,509	1,513	3,844	23,578	9,228	23,498	65,598
Credit cards	-	-	-	-	-	-	-	-	7,980	7,980
Businesses and governments	6,406	8,895	5,929	6,482	16,426	16,118	45,541	8,203	31,076	145,076
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,855)	(1,855)
Total loans, net of allowance	8,070	11,536	11,277	12,749	22,506	37,769	131,032	27,079	60,699	322,717
Other Assets
Derivative instruments	3,611	2,862	1,043	1,827	752	4,961	9,591	13,591	-	38,238
Customers’ liability under acceptances	8,607	2,692	8	-	-	-	-	-	-	11,307
Other	1,249	445	47	4	-	-	12	4,347	16,854	22,958
Total other assets	13,467	5,999	1,098	1,831	752	4,961	9,603	17,938	16,854	72,503
Total Assets	113,294	39,553	19,181	20,189	28,710	51,710	169,109	81,341	118,794	641,881

56 BMO Financial Group Second Quarter Report 2016

(Canadian $ in millions)	October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,548	7,370	4,050	1,195	1,172	101	-	-	6,173	32,609
Businesses and governments	20,505	38,097	21,001	7,270	10,962	14,497	27,112	10,891	107,809	258,144
Individuals	1,632	3,457	5,392	3,872	6,086	8,787	15,135	1,784	101,271	147,416
Total deposits	34,685	48,924	30,443	12,337	18,220	23,385	42,247	12,675	215,253	438,169
Other Liabilities
Derivative instruments	2,586	3,858	1,574	3,493	1,259	6,030	11,637	12,202	-	42,639
Acceptances	8,607	2,692	8	-	-	-	-	-	-	11,307
Securities sold but not yet purchased	21,226	-	-	-	-	-	-	-	-	21,226
Securities lent or sold under repurchase agreements	35,599	3,990	121	104	77	-	-	-	-	39,891
Securitization and liabilities related to structured entities	2	880	446	2,514	337	3,864	8,834	4,796	-	21,673
Other	8,148	319	30	15	185	1,071	3,181	2,201	7,497	22,647
Total other liabilities	76,168	11,739	2,179	6,126	1,858	10,965	23,652	19,199	7,497	159,383
Subordinated debt	-	-	-	-	-	100	-	4,316	-	4,416
Total Equity	-	-	-	-	-	-	-	-	39,913	39,913
Total Liabilities and Equity	110,853	60,663	32,622	18,463	20,078	34,450	65,899	36,190	262,663	641,881

 (1) Deposits payable on demand and payable after notice have been included as having no maturity.

(Canadian $ in millions)	October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,815	6,651	3,994	5,946	6,549	15,542	63,885	2,319	-	106,701
Operating leases	29	60	89	88	87	328	721	675	-	2,077
Financial guarantee contracts (1)	6,081	-	-	-	-	-	-	-	-	6,081
Purchase obligations	54	103	153	160	154	467	302	127	-	1,520

 (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2016 57